

Mail Stop 3720

October 11, 2007

Mr. Mark A. Libratore
President
Liberator Medical Holdings, Inc.
2979 SE Gran Park Way
Stuart, Florida 34997

Re: **Liberator Medical Holdings, Inc.**
               Item 4.01 Form 8-K
               Filed September 29, 2007 as amended October 4, 2007
               File No. 000-05663

Dear Mr. Libratore:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 Form 8-K filed September 25, 2007 as amended October 4, 2007</u>

1. Please revise your disclosures to clearly indicate that you are disclosing two separate Item 4.01 Form 8-K events in this filing.

2. Please revise your filing to state whether Child, Van Wagoner & Bradshaw, PLLC resigned, declined to stand for re-election or was dismissed and that date.

3. Your disclosures pertaining to Child, Van Wagoner & Bradshaw, PLLC should refer to the dismissal or resignation date and not the date of the engagement of Wieseneck, Andres & Company, P.A. Please revise your disclosures accordingly.

4. We note that Chisholm, Bierwolf & Milson, LLC resigned on February 16, 2007 and Child, Van Wagoner & Bradshaw, PLLC was engaged on May 8, 2007. Revise your disclosures to clarify that the date of the engagement of "CVB" was of May 8, 2007.

5. In regards to Wieseneck, Andres & Company, P.A. please revise to disclose the information required by paragraph (a)(2) of Item 304 of Regulation S-B.

6. Please revise your disclosures in this filing that Wieseneck Andres resigned in instances where you state that the auditor "would not continue."

7. Please revise this filing to include Exhibit 16 when received from Wieseneck Andres.

 As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark A. Libratore
Liberator Medical Holdings, Inc.
October 11, 2007
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Michael Henderson at (202) 551-3364.

Sincerely,

Kyle Moffatt
Accountant Branch Chief